# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kayne Anderson BDC, Inc., CIK 0001747172
CUSIP: 48662X105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 717 Texas Avenue, Suite 2200, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001884966

## Reporting persons
- Koch Companies Defined Benefit Master Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 6,232,755; shared voting power 0; sole dispositive power 6,232,755; shared dispositive power 0; aggregate amount beneficially owned 6,232,755 (9.5% of the class)
  Comment: The shares reported in Rows 5,7 and 9 in the table above represent 6,232,755 shares of common stock, par value $0.001 per share (the "Public Shares"), of Kayne Anderson BDC, Inc. (the "Issuer") held by Koch Companies Defined Benefit Master Trust ("Koch Pension").
  
  The percentage reflected in Row 13 in the table above is calculated based on 65,804,559 Public Shares deemed outstanding as of October 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2026.
- Koch, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Kansas (KS); sole voting power 6,232,755; shared voting power 0; sole dispositive power 6,232,755; shared dispositive power 0; aggregate amount beneficially owned 6,232,755 (9.5% of the class)
  Comment: The shares reported in Rows 5,7 and 9 in the table above represent 6,232,755 Public Shares of the Issuer held by Koch Pension. These Issuer securities may be deemed to be beneficially owned by Koch, Inc. because of the involvement of certain employees of Koch, Inc. and its subsidiaries on Koch Pension's investment committee.
  
  The percentage reflected in Row 13 in the table above is calculated based on 65,804,559 Public Shares deemed outstanding as of October 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2026.

## Item 1. Issuer
Name of issuer: Kayne Anderson BDC, Inc.
Address of issuer's principal executive offices: 717 Texas Avenue, Suite 2200, Houston, TX 77002

## Item 2. Person Filing
Name of person filing:
Koch Companies Defined Benefit Master Trust ("Koch Pension")
Koch, Inc.

(Each a "Reporting Person," and collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
The principal business office for both Reporting Persons filing is:

4111 E. 37th Street North
Wichita, KS 67220
Citizenship: See Row 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: See Row 9 of each cover page.
Percent of class: See Row 11 of each cover page. Calculated based on 65,804,559 Public Shares deemed outstanding as of October 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2026.
Sole power to vote or to direct the vote: See Row 5 of each cover page.
Shared power to vote or to direct the vote: See Row 6 of each cover page.
Sole power to dispose or to direct the disposition: See Row 7 of each cover page.
Shared power to dispose or to direct the disposition: See Row 8 of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Koch Companies Defined Benefit Master Trust: By Koch Companies LLC, its Sponsor, /s/ David J. May, David J. May, Vice President - Investment Management (11/13/2026)
- Koch, Inc.: /s/ Adam Fitzsimmons, Adam Fitzsimmons, Assistant Secretary (11/13/2026)